EXHIBIT 8.1

List of Principal Subsidiaries of I-MAB

Subsidiaries	Place of Incorporation
I-Mab Biopharma Hong Kong Limited	Hong Kong
I-Mab Biopharma US Ltd.	United States
I-Mab Bio-tech (Tianjin) Co., Ltd.	People’s Republic of China
I-Mab Biopharma Co., Ltd.	People’s Republic of China